enerPLUS

ENERPLUS CORPORATION
The Dome Tower, Suite 3000
333 – 7th Avenue SW
Calgary, Alberta   T2P 2Z1

T. 403-298-2200 F. 403-298-2211
www.enerplus.com

NEWS RELEASE

January 16, 2020

Enerplus Announces Executive Leadership Retirement and New Chief Operating Officer

CALGARY, Alberta – Enerplus Corporation ("Enerplus") (TSX & NYSE: ERF) today announced the retirement of Ray Daniels as Senior Vice President, Operations, People & Culture after more than 35 years in the energy industry, including 12 years with Enerplus. Mr. Daniels will remain in his current position until he formally retires in April 2020. In conjunction with Mr. Daniels' retirement, the Company also announced that it has hired Wade Hutchings as Senior Vice President & Chief Operating Officer. Mr. Hutchings' appointment is effective February 11, 2020.

Mr. Hutchings has spent 20 years in the upstream oil and gas business in various technical and leadership positions. Most recently Mr. Hutchings was Senior Vice President, Exploration & Production at Devon Energy Corporation between 2017 and 2019. Prior thereto, Mr. Hutchings spent 17 years at Marathon Oil Company in various roles including Regional Vice President, Mid-Continent from 2013 to 2017.

Mr. Hutchings earned a Bachelor of Science in Geology from Brigham Young University and a Master of Science in Geology from the University of Texas at Austin.

"Ray has been an impactful member of our leadership team and I want to thank him for his many contributions to Enerplus," said Ian C. Dundas, President & Chief Executive Officer of Enerplus. "Ray played a valuable role in establishing our strong operational track record and in the successful execution of our business strategy. He was also instrumental in advancing our culture of accountability. We wish him the best in retirement."

"I look forward to welcoming Wade to our leadership team," continued Dundas. "Wade is a seasoned leader with an impressive track record of operational and strategic accomplishments across the upstream value chain. He will provide strong continuity for delivering our disciplined, returns-focused value proposition to all stakeholders."

About Enerplus
Enerplus is an independent North American oil and gas exploration and production company focused on creating long-term value for its shareholders through a disciplined, returns-based capital allocation strategy and a commitment to safe, responsible operations.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp.

Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation